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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                      TO
                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D*
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                             ARCO CHEMICAL COMPANY
                           (NAME OF SUBJECT COMPANY)

                       LYONDELL ACQUISITION CORPORATION
                        LYONDELL PETROCHEMICAL COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                                  001920-10-7
                            -----------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             KERRY A. GALVIN, ESQ.
                       LYONDELL ACQUISITION CORPORATION
                      C/O LYONDELL PETROCHEMICAL COMPANY
                           1221 MCKINNEY, SUITE 1600
                             HOUSTON, TEXAS 77010
                                (713) 652-7300
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
                               STEPHEN A. MASSAD
                             BAKER & BOTTS, L.L.P.
                                ONE SHELL PLAZA
                                 910 LOUISIANA
                           HOUSTON, TEXAS 77002-4995
                                (713) 229-1234

                                 JUNE 29, 1998
        (DATE OF EVENT WHICH REQUIRES FILING AMENDMENT TO SCHEDULE 13D)

 *  This Statement also constitutes Amendment No. 1 to the Statement on
    Schedule 13D of Lyondell Acquisition Corporation and Lyondell
    Petrochemical Company dated June 18, 1998 and filed July 2, 1998 with respect to the shares of Common Stock, par value $1.00 per share, of ARCO Chemical Company.


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  This Amendment No. 2 to Tender Offer Statement on Schedule 14D-1 also constitutes Amendment No. 1 to the Statement on Schedule 13D dated June 18, 1998 and filed July 2, 1998, with respect to the possible beneficial ownership of Shares (as defined below) by Lyondell Petrochemical Company, a Delaware corporation ("Lyondell"), and Lyondell Acquisition Corporation (the "Purchaser"), pursuant to the Tender and Voting Agreement (as defined in the
Schedule 14D-1 as originally filed). The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

  Lyondell and the Purchaser hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission on June 24, 1998, as amended, with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of ARCO Chemical Company, a Delaware corporation (the "Company"), at $57.75 per Share, net to the seller in cash.

ITEM 10. ADDITIONAL INFORMATION.

  (e) On or about June 29, 1998, Mary E. McMullin, a purported shareholder of the Company, filed a complaint (the "Complaint") in the Court of Chancery in the State of Delaware against each of the members of the Board of Directors of the Company (the "Individual Defendants"), the Company, Atlantic Richfield Company ("ARCO") and Lyondell. The Complaint purportedly is brought on behalf of a class of all common stockholders of the Company other than the defendants and their affiliates. The Complaint alleges that ARCO and the Individual Defendants breached fiduciary duties owed to the Company's public shareholders in connection with approval of the Agreement and Plan of Merger to which Lyondell, the Purchaser and the Company are a party, and that Lyondell knowingly aided and abetted such alleged breaches of fiduciary duty. Among other things, the Complaint seeks preliminary and permanent injunctive relief against the consummation of the proposed transaction and unspecified damages.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

  (g) Class Action Complaint filed in Mary E. McMullin v. Walter F. Beran et al., C.A. No. 16493, Court of Chancery in the State of Delaware in and for New Castle County, on or about June 29, 1998.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 1998

Lyondell Acquisition Corporation

By:     /s/   Kerry A. Galvin
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Name:Kerry A. Galvin
Title:Vice President

Lyondell Petrochemical Company

By:     /s/   Kerry A. Galvin
  -------------------------------------
Name:Kerry A. Galvin
Title:Chief Corporate Counsel and Corporate Secretary

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